Exhibit 99.1

Scorpio Tankers Inc. Announces Availability of 2014 Annual Report on Form 20-F
MONACO--(Marketwired - March 31, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that its Annual Report on Form 20-F for the year ended December 31, 2014 has been filed with the Securities and Exchange Commission and can be accessed on the Company's website www.scorpiotankers.com in the Investor Relations section under Financial Reports.
Shareholders may also request a hard copy of the Annual Report, which includes the Company's complete 2014 audited financial statements, free of charge, by contacting the Company at:
Scorpio Tankers Inc.
Attn: Investor Relations
150 E 58th Street
New York, NY 10155
Tel: +1-212-542-1616
E-mail: info@scorpiotankers.com
Reports and other information regarding the Company are also available without charge at a website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 67 tankers (11 LR2 tankers, two LR1 tankers, 15 Handymax tankers, and 39 MR tankers) with an average age of 1.1 years, time charters-in 20 product tankers (five LR2, five LR1, three MR and seven Handymax tankers), and has contracted for 13 newbuilding product tankers (six MR and seven LR2), nine of which are expected to be delivered in the second quarter of 2015 and the remaining four vessels throughout 2016. The Company has also reached agreements to sell two of its older LR1 vessels. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616